FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* White, Jeffrey	2. Issuer Name and Ticker or Trading Symbol RCN Corporation - RCNC		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice Chairman and Chief Financial Officer
(Last) (First) (Middle) 105 Carnegie Center	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/07/03
(Street) Princeton, NJ 08540		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock(1)	04/07/03		F		78,334	D	$0.75	90,416	D
Common Stock(2)	04/07/03		F		19,707	D	$0.75	22,746	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Restricted Stock award pursuant to the RCN Corporation 1997 Equity Incentive Plan previously reported for the Reporting Person. 168,750 shares were originally granted on December 2, 2002, in a transaction exempt under Rule 16b-3. Pursuant to a separation agreement between the Company and the Reporting Person, these shares vested on April 4, 2003. The Reporting Person elected on April 7, 2003 to have 78,334 shares withheld to pay taxes.
(2) Restricted Stock award pursuant to the RCN Corporation 1997 Equity Incentive Plan previously reported for the Reporting Person. 42,453 shares were originally granted on January 1, 2003, in a transaction exempt under Rule 16b-3. Pursuant to a separation agreement between the Company and the Reporting Person, these shares vested on April 4, 2003. The Reporting Person elected on April 7, 2003 to have 19,707 shares withheld to pay taxes.

By: /s/ Jonathan R. Paules Attorney in Fact for Jeffrey White **Signature of Reporting Person	04/09/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SPECIFIC POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Jeffrey White, do make, constitute and appoint Jonathan Paules, his successors and assigns, of RCN Corporation, as my true and lawful attorney in fact for me and in my name:

1.  I authorize said attorney in fact to specifically execute in my name and in my behalf Forms 3, 4 and Form 5 filings and to deliver said forms to the Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and relative instruments in writing which I deem requisite or proper to effectuate specifically the execution and delivery of the above-mentioned forms with the same validity as I could, if personally present, and I hereby ratify and affirm that my said attorney in fact as I may deem to act for me, shall do, by virtue of these presents, herein set forth by me.

2.  All rights, powers and authority of said attorney in fact to exercise any and all of the specific rights and powers herein granted shall commence and be in full force and effect as of January 17, 2003, and such specific rights, powers and authority shall remain in full force and effect thereafter until termination in writing by me.

3.  I give to said attorney in fact full power and authority to appoint a substitute to perform all such of the acts that said attorney in fact is by this instrument authorized to perform, with the right to revoke such appointment of substitute at pleasure.

IN WITNESS WHEREOF, I hereunto set my hand and seal this 14th day of January, 2003.

/s/ Jeffrey White (SEAL)